November 10, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverage, Apparel, and
Mining
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Ms. Tia L. Jenkins,

Re: Hard Creek Nickel Corporation
Form 20-F for the fiscal year end December 31, 2014
Filed April 30, 2015
File No. 000-52326

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 3. Key Information

A. Selected Financial Data, page 7

1.     We have revised to include selected financial data in accordance with IFRS for the years ended December 31, 2011 and December 31, 2010.

Item 15. Controls and Procedures, page 47

2.     We have revised to include factors we considered to support our belief our disclosure controls and procedures were effective using the 1992 COSO Framework to assess our internal control over financial reporting.

Item 18. Financial Statements, page 49

3.     We have amended the Form 20-F to include the audited financial statements for the years ended December 31, 2013 and 2012.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

As part of this response letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Form 20-F/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me at bfiddler@hardcreek.com or at 604-681-2300.

Yours truly,

/s/ Brian Fiddler Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com